Filed pursuant to Rule 433

Dated September 25, 2015

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplement

dated September 25, 2015 and the

Prospectus dated September 4, 2015

Registration No. 333-206790

$1,000,000,000

Block Financial LLC

4.125% Notes due 2020

5.250% Notes due 2025

FULLY AND UNCONDITIONALLY GUARANTEED BY

H&R BLOCK, INC.

Issuer:	Block Financial LLC, a Delaware limited liability company

Guarantor:	H&R Block, Inc., a Missouri corporation (“H&R Block”)

Type:	SEC Registered

Expected Ratings*:	Baa3 (Moody’s) / BBB (S&P) (stable / stable)

Trade Date:	September 25, 2015

Settlement Date:	September 30, 2015 (T+3 days)

Use of Proceeds:	We intend to loan the net proceeds from this offering, after payment of offering expenses, to H&R Block, and H&R Block intends to use such proceeds, together with approximately $512 million of cash on hand, to repurchase shares of its outstanding common stock in the announced tender offer, assuming such tender offer is fully subscribed. To the extent any of the net proceeds from this offering are not used for this purpose, H&R Block intends to use such proceeds for general corporate purposes, including repurchasing shares of its common stock in open market or other transactions.

2020 Notes

Size:	US$650,000,000

Maturity:	October 1, 2020

Interest Rate Per Annum:	4.125%

Interest Payment Dates:	Semi-annually on the 1st of every April and October

First Interest Payment Date:	April 1, 2016

Public Offering Price:	99.674%

Treasury Benchmark:	1.375% due August 31, 2020

Treasury Price:	99-21

Treasury Yield:	1.448%

Re-offer Spread vs. Treasury:	T + 275bps

Yield to Maturity:	4.198%

Net Proceeds (after expenses):	$642,664,025

Interest Rate Adjustment:	The interest rate payable on the notes will be subject to adjustment from time to time if either Moody’s or S&P (or any substitute rating agency) downgrades (or subsequently upgrades) the debt rating assigned to the notes as described under “Description of notes—Interest rate adjustment” in the preliminary prospectus supplement.

Optional Redemption:	At any time prior to September 1, 2020 (which is the date that is 1 month prior to the maturity date of the notes), in whole or in part, at a redemption price equal to the greater of: (i) 100% of the principal amount of the notes to be redeemed, plus accrued interest to the redemption date, or (ii) the sum of the present values of the remaining scheduled payments of principal amount and interest on the notes to be redeemed that would be due if such notes matured on October 1, 2020 but for the redemption (not including any portion of payments of interest accrued as of the redemption date), discounted to the redemption date in accordance with customary market practice on a semi-annual basis at a rate equal to the sum of the Treasury Rate plus 45 basis points, plus accrued and unpaid interest to the redemption date.

At any time on or following September 1, 2020, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued interest to the redemption date.

Mandatory Offer to Repurchase Notes:	In the event of a “Change of Control Triggering Event” as defined in the preliminary prospectus supplement at 101% of their principal amount, plus accrued and unpaid interest.

Day Count:	30 / 360

Minimum Denomination / Multiples:	$2,000 / $1,000

CUSIP / ISIN:	093662 AF1 / US093662AF15

2025 Notes

Size:	US$350,000,000

Maturity:	October 1, 2025

Interest Rate Per Annum:	5.250%

Interest Payment Dates:	Semi-annually on the 1st of every April and October

First Interest Payment Date:	April 1, 2016

Public Offering Price:	99.700%

Treasury Benchmark:	2.000% due August 15, 2025

Treasury Price:	99-17+

Treasury Yield:	2.164%

Re-offer Spread vs. Treasury:	T + 312.5bps

Yield to Maturity:	5.289%

Net Proceeds (after expenses):	$345,763,475

Interest Rate Adjustment:	The interest rate payable on the notes will be subject to adjustment from time to time if either Moody’s or S&P (or any substitute rating agency) downgrades (or subsequently upgrades) the debt rating assigned to the notes as described under “Description of notes—Interest rate adjustment” in the preliminary prospectus supplement.

Optional Redemption:

At any time prior to July 1, 2025 (which is the date that is 3 months prior to the maturity date of the notes), in whole or in part, at a redemption price equal to the greater of: (i) 100% of the principal amount of the notes to be redeemed, plus accrued interest to the redemption date, or (ii) the sum of the present values of the remaining scheduled payments of principal amount and interest on the notes to be redeemed that would be due if such notes matured on October 1, 2025 but for the redemption (not including any portion of payments of interest accrued as of the redemption date), discounted to the redemption date in accordance with customary market practice on a semi-annual basis at a rate equal to the sum of the Treasury Rate plus 50 basis points, plus accrued and unpaid interest to the redemption date.

At any time on or following July 1, 2025, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued interest to the redemption date.

Mandatory Offer to Repurchase Notes:	In the event of a “Change of Control Triggering Event” as defined in the preliminary prospectus supplement at 101% of their principal amount, plus accrued and unpaid interest.

Day Count:	30 / 360

Minimum Denomination / Multiples:	$2,000 / $1,000

CUSIP / ISIN:	093662 AG9 / US093662AG97

Joint Bookrunners:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

SunTrust Robinson Humphrey, Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BBVA Securities Inc. BMO Capital Markets Corp. PNC Capital Markets LLC RBC Capital Markets, LLC Regions Securities LLC Wells Fargo Securities, LLC

Changes from the Preliminary Prospectus Supplement

Ratio of earnings to fixed charges

The disclosure on page S-13 of the Preliminary Prospectus Supplement under the caption “Ratio of earnings to fixed charges” is hereby amended and restated in its entirety as follows:

The table below sets forth the ratio of earnings to fixed charges for each of the periods indicated for each of H&R Block and Block Financial, on an actual basis and on a pro forma basis after giving effect to the Transactions as if they had occurred on May 1, 2014 and assuming the Tender Offer is fully subscribed at the maximum offered purchase price per share and that the aggregate purchase price is funded with approximately $512 million of cash on hand and the net proceeds from this offering.

	Three months ended July 31,		Fiscal year ended April 30,		Fiscal year ended April 30,
	2015		2015		2014	2013	2012	2011
	Actual	Pro forma	Actual	Pro forma	Actual
H&R Block, Inc. (a)	—	—	7.4	5.1	7.1	5.8	4.5	4.7
Block Financial LLC (b)	1.0	—	2.5	—	1.7	—	—	—

(a)	The deficiency in the coverage of fixed charges by earnings for H&R Block was approximately $187 million for the three months ended July 31, 2015. On a pro forma basis, the deficiency in the coverage of fixed charges by earnings for H&R Block would have been approximately $202 million for the three months ended July 31, 2015.

(b)	The deficiency in the coverage of fixed charges by earnings for Block Financial was approximately $6 million, $3 million, and $52 million for the fiscal years ended 2013, 2012, and 2011, respectively. On a pro forma basis, the deficiency in the coverage of fixed charges by earnings for Block Financial would have been approximately $8 million and $14 million for the year ended April 30, 2015, and the three months ended July 31, 2015, respectively.

For purposes of calculating the ratio of adjusted earnings to fixed charges, (i) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (ii) fixed charges consist of interest expense and the estimated interest portion of rents. Interest expense on uncertain tax positions has been excluded from fixed charges, as it is included as a component of income taxes in the consolidated financial statements.

*        *        *

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting J.P. Morgan Securities LLC at 212-834-6081 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.

This communication should be read in conjunction with the preliminary prospectus supplement dated September 25, 2015 and the accompanying prospectus dated September 4, 2015.

*	A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.